Zumtobel and Philips sign comprehensive cross licensing agreement

Tuesday, May 05, 2009

•	Agreement includes Philips LED-based luminaires licensing program patents

•	Mutual compensation scheme reflects strong technology position of both parties

•	TridonicAtco and Ledon become qualified suppliers under Philips LED-based luminaires licensing program

New York, United States –The Zumtobel Group of Austria and Royal Philips Electronics of The Netherlands have concluded a comprehensive, worldwide, cross licensing agreement for current and future patent rights in the fields of lighting electronics and solid state lighting. The agreement mainly covers driver and control technologies for changing intensity and color of conventional and solid state lighting systems. A mutual compensation scheme reflects the technology strengths of both parties in the lighting market.  A core component of the agreement is the Philips LED-based luminaires licensing program introduced in 2008.

As a result of this agreement the Zumtobel Group with all its brands becomes a qualified supplier under the Philips LED-based luminaires licensing program. TridonicAtco and Ledon, the Zumtobel Group’s OEM brands, can now offer its customers the advantage of being exempted from paying royalties to Philips under the terms of its LED-based luminaires licensing program (www.ip.philips.com/licensing/ssl).

“We are very pleased that we have been able to further exploit the outstanding technology position of the Zumtobel Group through this comprehensive cross-licensing agreement,” said Zumtobel Group CEO Andreas Ludwig. “As an innovation leader in lighting technology we will be continuing to invest in the expansion and exploitation of our existing patent portfolio. As we do so, we will be banking primarily on LED technology, the widespread marketing of which will receive major new impetus from the agreement now reached with Philips.”

Rudy Provoost, Chief Executive Officer of Philips Lighting: “LED lighting is transforming the lighting industry, enabling new and highly energy-efficient applications. By licensing our technology we are able to open up the full potential of new LED lighting solutions to companies and consumers, helping the solid-state lighting market to grow. I am therefore delighted that the Zumtobel Group supports our licensing program for solid-state lighting.”

For further information, please contact:
Caroline Kamerbeek
Philips Intellectual Property & Standards
Tel:  +31 40 2740588
Email:  caroline.kamerbeek@philips.com
Simon Poulter
Philips Lighting Communications
Tel:  +31 6 5 1066 949
Email:  simon.poulter@philips.com
Astrid Kühn-Ulrich
Zumtobel Corporate Communications
Tel:  +43 5572 509 1570
Email:  astrid.kuehn@zumtobel.com
Harald Albrecht
Zumtobel Investor Relations
Tel:  +43 5572 509 1125
Email:  harald.albrecht@zumtobel.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About the Zumtobel Group
The Zumtobel Group, based in Dornbirn in the Vorarlberg region of Austria, is one of the few global players in the lighting industry. The Group, which started life as Elektrogeräte und Kunstharzpresswerk W. Zumtobel KG in 1950, today employs a workforce of some 7,500 and in the 2007/08 financial year posted consolidated revenues of EUR 1,282.3 million. Under the leadership of its Management Board of Andreas J. Ludwig (CEO) and Thomas Spitzenpfeil (CFO), the Group is made up of the following divisions: the Zumtobel Lighting Division deals with the luminaire business and comprises the Thorn and Zumtobel brands. The Zumtobel Components Division with its TridonicAtco brand handles the lighting components and systems business, while the Zumtobel LED Division supports the LED activities of the other Group brands, as well as opening up new customer segments through the Ledon brand. The financial year of the Zumtobel Group commences on 1 May and ends on 30 April. For further information, please visit www.zumtobelgroup.com.